UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):
    |_|  Form 10-K
    |_|  Form 20-F
    |_|  Form 11-K
    |X|  Form 10-Q
    |_|  Form N-SAR
    |_|  Form N-CSR

                        Commission File Number 000-26287

For Period Ended: September 30, 2005
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:______________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

 ______________________________________________________________________________


PART I -- REGISTRANT INFORMATION


Axeda Systems Inc.
------------------
Full name of Registrant

N/A
---
Former name if applicable

25 Forbes Boulevard, Suite 3
----------------------------
Address of principal executive office (Street and number)

Foxborough, Massachusetts 02035
-------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort ( or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof,
|X| will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been working diligently to prepare its Form 10-Q for the quarter ended September 30, 2005. However, the Registrant has continued to consolidate and streamline its operations and decrease its operating losses and corresponding use of cash, which steps have included negotiating transactions to secure interim financing and dispose of portions of its business, and all with significantly reduced staffing levels. Due to these factors, the Registrant has not been able to finalize its Form 10-Q and is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 within the prescribed period without unreasonable effort or expense. The Registrant expects to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 on or before November 21, 2005.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



  Karen F. Kupferberg          (508)             337-9200
  -------------------        ---------          -----------
        (Name)              (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                               Axeda Systems Inc.
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2005      By:              /S/    KAREN F. KUPFERBERG
                                -----------------------------------------------
                                                      Karen F. Kupferberg
                                                  Executive Vice President and
                                                    Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

        Intentional misstatements or omissions of fact constitute federal
                    Criminal violations (see 18 u.s.c. 1001).